Exhibit 99.1

Immuron’s Technology Platform of Treatments in the Age of the
Coronavirus Outbreak

Key Highlights:

●	Wuhan coronavirus outbreak expanding to global health emergency
●	Outbreak while viral in nature highlights the role of global travel leading to respiratory and gastrointestinal infections
●	Increased global travel over the past decade to sites endemic for gastrointestinal infections continuing to increase travelers’ diarrhea incidence
●	Travelan® reduces the risk of diarrhea along with the associated symptoms of other gastrointestinal issues often experienced by travelers

Melbourne, Australia, February 03, 2020: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of gut mediated diseases, announced that its commercially available and over-the-counter gastrointestinal and digestive health supplement Travelan® has potential to address the ongoing risks of travel to sites endemic for travelers’ diarrhea, as the focus turns to the ensuing health crises brought on by the Wuhan coronavirus outbreak and its rapid spread.

The current crisis highlights the risks associated with modern day international travel. Parasites, viruses, food and water contaminated with pathogenic bacteria such as enterotoxigenic Escherichia coli (E.coli), enteroaggregative E.coli, Campylobacter, Salmonella, and Shigella are a constant threat to all international travellers. Over 68 million Americans traveled abroad in 20141, and approximately 65% of these trips were to high risk destinations. Among travelers from developed countries who visit developing countries, 30 to 70% may experience traveler’s diarrhea. The annual number of international tourist arrivals worldwide has reached more than 1 billion2.

“We are seeing the dramatic effects that global travel is having on the potential spread of the newly identified Wuhan coronavirus,” said Dr. Gary S. Jacob, CEO of Immuron Ltd. “While the major danger is due to the respiratory repercussions with this highly infectious agent, there are now reports coming forth regarding patients presenting with gastrointestinal symptoms as well. Immuron has been hard at work for a number of years to develop our hyperimmune bovine colostrum technology to treat enteric gastrointestinal pathogens responsible for travelers’ diarrhea, and believe that our product has great potential in further reducing its incidence as increased global travel continues to expand in the years to come.”

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1 U.S. Department of Commerce, International Trade Administration, National Travel and Tourism Office. U.S. Citizen Traffic to Overseas Regions, Canada & Mexico 2014. Monthly Statistics, U.S.Outbound Travel by World Regions. 2014. Available at: http://travel.trade.gov/view/m-2014-O-001/index.html. Accessed June 26, 2015

2 The World Bank. World Development Indicators. online tables, global links, 6.14 Travel and TourismAvailable at http://wdi.worldbank.org/table/6.14. Accessed July 1,2015

COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ Diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA). Immuron’s lead clinical candidate, IMM-124E, contains the same active pharmaceutical ingredient as Travelan®. The company now has plans to develop a U.S. registration dossier for IMM-124E for Travelers’ Diarrhea. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile Infections (CDI), and is in clinical trial development in CDI patients. These products together with the Company’s other preclinical immunotherapy pipeline products currently under development targeting immune-related and infectious diseases are anticipated to meet pressing needs in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.